Exhibit 99.2

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO’S CEO IS ELECTED EXECUTIVE OF VALOR

For the third time, Nildemar Secches receives the award in the Agribusiness and Food category

Perdigão’s CEO, Nildemar Secches, is to receive on Monday April 10 the Executive of Valor award, presented by the newspaper, Valor Econômico to executives for their outstanding contribution to various sectors of the economy in 2005. Secches was elected for the Agribusiness and Food category.

The award is now in its sixth edition and this is the third time that Perdigão’s CEO has been honored. The Executives of Valor were elected by a jury representing 20 of the leading consultancy and headhunting companies in Brazil. The jury’s decision follows the analysis of individual performance and particularly, the results obtained by the companies under the executive’s management.

Leadership capacity, aggressiveness, strategic vision, management style, creativity and administrative ability in circumventing market instabilities are some of the items, which are part of the list on which the choice is based. The newspaper did not pre-select the names of the executives to be considered for the award. Each member of the jury was able to select a candidate freely, justifying his/her vote. In all, representatives from 22 economic sectors were elected.

Nildemar Secches was appointed Perdigão’s CEO in 1994, when the Company’s gross revenues were less than R$ 500 million and market capitalization was under R$ 250 million. The excellent performance achieved to 2005 can be measured by production volume, which has multiplied four times, by sales, 12 times higher, and by market capitalization that has posted a 14-fold increase.

April, 11th 2006.

Feel free to contact Edina Biava/Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301/ 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.